                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                               Amendment No. 2


                       FIRSTFED Financial Corporation
                     ----------------------------------
                               (Name of Issuer)



                         Common Stock, $0.01 par value
                    -------------------------------------
                        (Title of Class of Securities)






                                   337907109
                                --------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                        (Continued on following pages)

                               Page 1 of 6 Pages

- ----------------
CUSIP NO.
337907109
- ----------

- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                    (a)___
                                                    (b)___
- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

              New York
- --------------------------------------------------------------------------------
Number of      5    Sole Voting Power
Shares
Beneficially                 0
               ---------------------------------
Owned By       6    Shared Voting Power
Each
Reporting                    739,925
               -------------------------------------------
Person With    7    Sole Dispositive Power

                            0
               ---------------------------------
               8    Shared Dispositive Power

                             739,925
               -------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

              739,925
- --------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


- --------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

              6.9%
- --------------------------------------------------------------------------------
12.  Type of Reporting Person

              BD-PN-IA
- --------------------------------------------------------------------------------

                               Page 2 of 6 Pages

- --------------------
CUSIP NO.
337907109
- ----------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                    (a)____
                                                    (b)____
- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Citizenship or place of Organization

           Delaware
- --------------------------------------------------------------------------------
Number of        5    Sole Voting Power
Shares
Beneficially                   0
                 -----------------------------------
Owned By         6    Shared Voting Power
Each
Reporting                      739,925
                 ------------------------------------------
Person With      7    Sole Dispositive Power

                                0
                 -----------------------------------
                 8    Shared Dispositive Power

                               739,925
                 -------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                739,925
- --------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


- --------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

              6.9%
- --------------------------------------------------------------------------------
12.  Type of Reporting Person

              HC-PN
- --------------------------------------------------------------------------------

                               Page 3 of 6 Pages

     Item 1(a).     Name of Issuer:
                    FIRSTFED Financial Corporation

     Item 1(b).     Address of Issuer's Principal Executive Offices:
                    401 Wilshire Boulevard, Santa Monica, CA  90401-1490


     Item 2(a).     Name of Person Filing:
                    The Goldman Sachs Group, L.P. and  Goldman, Sachs & Co.

     Item 2(b).     Address of Principal Business Office, or, if None,
                    Residence:
                    85 Broad Street
                    New York, NY 10004

     Item 2(c).     Citizenship:
                    The Goldman Sachs Group, L.P. - Delaware
                    Goldman, Sachs & Co. - New York

     Item 2(d).     Title and Class of Securities:
                    Common Stock, $0.01 par value

     Item 2(e).     CUSIP Number:
                    337907109

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). Check whether the person filing is a :

              (a).X Broker or dealer registered under Section 15 of the Act,
                           Goldman, Sachs & Co.
              (b).  Bank as defined in Section 3(a)(6) of the Act,
              (c).  Insurance Company as defined in Section 3(a)(19) of the Act,
              (d). Investment Company registered under Section 8 of the Investment Company Act,
              (e).X Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,
                           Goldman, Sachs & Co.
              (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
              (g).X Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G); see Item 7,
                           The Goldman Sachs Group, L.P.
              (h).  Group, in accordance with Rule 13d-1(b)(ii)(H).

                               Page 4 of 6 Pages

   Item 4.      Ownership.

          (a).  Amount beneficially owned:
                See the responses(s) to Item 9 on the attached cover pages(s).
          (b).  Percent of class:
                See the response(s) to Item 11 on the attached cover pages(s).
          (c).  Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote:
                             See the response(s) to Item 5 on the attached cover page(s).
                (ii)   Shared power to vote or direct the vote:
                             See the response(s) to Item 6 on the attached cover page(s).
                (iii)  Sole power to dispose or to direct the disposition of:
                             See the response(s) to Item 7 on the attached cover page(s).
                (iv)   Shared power to dispose or to direct the disposition of:
                             See the response(s) to Item 8 on the attached cover page(s).

     Item 5.    Ownership of Five Percent or Less of a Class.
                     Not Applicable

     Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
                     Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                     See Exhibit(2)

     Item 8.    Identification and Classification of Members of the Group.
                     Not Applicable

     Item 9.    Notice of Dissolution of Group.
                     Not Applicable

     Item 10.   Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 5 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1995


                                             THE GOLDMAN SACHS GROUP, L.P.


                                             By: /s/ David B. Ford
                                                 ------------------------
                                             Name:   David B. Ford
                                             Title:  General Partner




                                             GOLDMAN, SACHS & CO.


                                             By: /s/ David B. Ford
                                                -------------------------
                                             Name:   David B. Ford
                                             Title:  General Partner

                               Page 6 of 6 Pages